SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Tidal ETF Trust

Address of Principal Business Office:

898 N. Broadway, Suite 2
Massapequa, NY 11758

Telephone Number (including area code): (844) 986-7676

Name and Address of Agent for Service of Process:

The Corporation Trust Company
1209 Orange Street
Corporation Trust Center
Wilmington, DE 19801

With Copies to:

Christopher M. Cahlamer
Godfrey & Kahn, S.C.
833 East Michigan Street
Suite 1800
Milwaukee, WI 53202

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes [X] No [   ]
SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Milwaukee and the State of Wisconsin on the 12th day of September, 2018.

Tidal ETF Trust
By:	/s/ Guillermo Trias
Guillermo Trias
President

Attest:	/s/ Eric W. Falkeis
Eric W. Falkeis
Sole Initial Trustee and Treasurer